EXHIBIT 77C:

Results of Annual Meeting of Stockholders

ANNUAL MEETING

The Fund held its Annual Meeting of Stockholders on February 23, 2007. At the meeting, stockholders elected the nominees proposed for election to the Fund's Board of Directors and amended the Fund's repurchase offer policy. The following tables provide information concerning the matters voted on at the meeting:

I.	Election of Directors

Nominee 		Lawrence K. Becker 	Prakash A. Melwani

Votes For		3,296,757			3,311,650

Votes
Withheld		159,519			144,626

Non-
Voting
Shares		0				0

Total
Voting
and Non-
Voting
Shares		3,456,276			3,456,276




At April 30, 2007, in addition to Lawrence K. Becker and
Prakash A. Melwani, the other directors of the Fund were as follows:

Jeswald W. Salacuse
Leslie H. Gelb
Luis F. Rubio

II.	Approval of an Amendment to the Fund's Repurchase Offer
Policy

Votes For		2,367,706

Votes
Against		170,542

Votes
Abstained		49,838

Non-Voting
Shares		0

Total
Voting and
Non-Voting
Shares		2,588,086